One Penn Square, Lancaster, PA 17602 July 2, 2024 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street, N.E. Washington, D.C. 20549 Re: Fulton Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-39680 Ladies & Gentlemen: We are in receipt of your letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 28, 2024 (the “Comment Letter”), to Ms. Beth Ann L. Chivinski, Senior Executive Vice President and Interim Chief Financial Officer of Fulton Financial Corporation (the “Company”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023, and hereby submit the following responses to the comments contained in such Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses. Form 10-K for the Fiscal Year Ended December 31, 2023 Financial Condition - Loans, page 54 1. We note from your tabular disclosure that real estate - commercial mortgage loans represent your largest loan concentration at December 31, 2023 and 2022, and also note from the tabular disclosure on page 55 that real estate represents the largest industry concentration within your commercial mortgage and commercial and industrial loan portfolios. We further note your disclosure on page 24 that these loans may pose increased credit risk and are secured by both owner-occupied and non- owner-occupied commercial real estate. Noting the detailed disclosure provided in Exhibit 99.2 to your Form 8-K filed on April 16, 2024 which provides additional quantitative information about the composition of your real estate commercial office and multi-family loans, please revise your future periodic filings to further disaggregate the composition of your total real estate - commercial mortgage loan portfolio at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor’s understanding of credit risk in this loan portfolio. Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail, etc.), owner-occupied and non-owner-occupied, and an average and range of loan-to-value ratios.

One Penn Square, Lancaster, PA Company Response: The Company acknowledges the Staff’s comment and confirms it will revise its disclosures in future filings as requested, including further disaggregation of the composition of the Company’s total real estate – commercial mortgage loan portfolio at the end of each reporting period to more clearly disclose material geographic and other relevant concentrations to the extent material to an investor’s understanding of credit risk in this loan portfolio. Item 1A. Risk Factors, page 24 2. In addition, we note your disclosure on page 24 that negative developments in the commercial real estate market could result in an increase in non-performing loans, the need for you to increase the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on your business, financial condition and results of operations. You also disclose factors such as the increased prevalence of remote and hybrid working arrangements as a result of COVID-19 and its impact on demand for commercial office space along with recent increases in the level of interest rates that may make it difficult for commercial real estate borrowers to refinance or repay maturing loans. Please revise your future periodic filings to disclose if you have incorporated any specific risk management policies, procedures or other actions to address the current commercial real estate lending environment. Company Response: The Company acknowledges the Staff’s comment and confirms it will revise its disclosures in future filings as requested, including a discussion of the Company’s specific risk management policies, procedures and other actions undertaken by management to address the current commercial real estate lending environment. The Company believes the foregoing provides a complete response to the Comment Letter. Please contact me directly at (717) 291-2689 if you have any questions or require any additional information. Very truly yours, Fulton Financial Corporation /s/ Beth Ann L. Chivinski Beth Ann L. Chivinski Senior Executive Vice President and Interim Chief Financial Officer